Exhibit 1A-2.1

State of Florida
Department of State

I certify from the records of this office that 4BIDDENKNOWLEDGE INC is a corporation organized under the laws of the State of Florida, filed on January 31, 2017.

The document number of this corporation is P17000012326.

I further certify that said corporation has paid all fees due this office through December 31, 2020, that its most recent annual report/uniform business report was filed on February 13, 2020, and that its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capital, this the Thirtieth day of March, 2020

Secretary of State

Tracking Number: 9898444792CU

To authenticate this certificate,visit the following site,enter this number, and then follow the instructions displayed.

https://services.sunbiz.org/Filings/CertificateOfStatus/CertificateAuthentication